TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

June 14, 2006

TITAN TRADING ANALYTICS ANNOUNCES GREY BOX LIVE TEST

Titan Trading Analytics Inc. (“Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that Titan Trading USA and New River Assets, of Winston Salem North Carolina, have agreed to conduct a live test of Titan's Grey Box (semi-automated) trading software. The test accounts will be funded by New River and Titan Trading USA.

The test with New River Assets calls for a 30 -60 day trial period followed by an analysis of results. After the analysis, New River Assets and Titan will determine the best way to proceed, to both parties’ benefit.

Titan's Director of US Trading Operations, Philip Carrozza II, says "The concept behind Titan's grey box is three fold:

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present the trader with more technical based trading opportunities,

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automate the order entry and exit process, and

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manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to do more trades. The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.”

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

(780) 438-1239.